INVITATION TO

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (“AGMS”)

The Board of Directors of PT Indosat Tbk (“Company”) hereby invites the shareholders of the Company to attend the Company’s AGMS which will be held on:

Date

: Friday, June 24, 2011

Time

: 14:30 h local time until completion

Venue

: Indosat Auditorium, Indosat Building

 Jl. Medan Merdeka Barat No. 21

 Jakarta 10110

With the following agenda:

1.

To approve the annual report and to ratify the financial statement of the Company for the financial year ended December 31, 2010.

2.

To approve the allocations of net profit for reserve funds, dividends and other purposes and to approve the determination of the amount, time and manner of payment of dividends for the financial year ended December 31, 2010.

3.

To determine the remuneration for the Board of Commissioners of the Company for 2011.

4.

To approve the appointment of the Company’s Independent Auditor for the financial year ending December 31, 2011.

5.

To approve changes to the composition of the Board Commissioners and/or Board of Directors.

Notes:

1.

This announcement is intended as an official invitation to the Company’s shareholders. The Company will not submit or send any other invitation to the shareholders.

2.

Registration desk will be opened on June 24, 2011 at 13:30 h local time and will be closed at 14:15 h local time. Registration may be extended if necessary, until the commencement of the AGMS.

3.

Shareholders who are entitled to attend the AGMS are:

a.

For those whose shares have not been electronically registered in the Collective Custody of PT Kustodian Sentral Efek Indonesia (“PT KSEI”), only the shareholders whose names are registered in the Company's Share Register as at 16:00 h on June 8, 2011; or their authorized representatives.

b.

For those whose shares are in the Collective Custody of PT KSEI, only the account holders whose names are registered as the Company shareholders in the security account of the custodian bank or securities company as at 16:00 h on June 8, 2011; or their authorized representatives.

1.

Shareholders who are not able to attend the AGMS may appoint an authorized representative by assigning a Power of Attorney, with the condition that members of the Board of Directors, members of the Board of Commissioners and Employees of the Company are not eligible to act as an authorized representative at the AGMS. Any of their voting rights in the AGMS will be deemed void and invalid.

2.

The shareholders or their authorized representatives who will attend the AGMS should present a copy of his or her Personal Identification (ID) during registration. Shareholders whose shares are registered in the Collective Custody of PT KSEI, are expected to present written confirmation for AGMS (KTUR) available at the custodian bank or securities company.

3.

Power of Attorney forms can be obtained through the Investor Relations Group, 2nd floor Indosat Building, Jl. Medan Merdeka Barat No. 21, Jakarta 10110 from June 9, 2011 up to June 21, 2011 during office hours.

4.

The duly executed Power of Attorney is expected to be received by the Company’s Board of Directors through the Investor Relations Group not later than June 22, 2011 at 16:00 h local time.

5.

Material related to the AGMS agenda are available for inspection from the Investor Relations Group starting from the date of this invitation, during office hours. If required, the document can be obtained by submitting a written request to the Investor Relations Group.

6.

For your convenience, the shareholders or their authorized representatives who intend to attend the AGMS are kindly requested to notify the Company at:

Telephone no: +6221 386 9403 or +6221 386 9404

Fax no: +6221 30003757

7.

The shareholders or their authorized representatives are kindly requested to arrive 30 (thirty) minutes prior to the AGMS.

Jakarta, June 9,  2011

PT INDOSAT Tbk

The Board of Directors